May 1, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Sequoia Vaccines, Inc.
Application for Withdrawal of Registration Statement on Form S-1
File No. 333-275352

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities and Exchange Act of 1933, as amended (the “Act”), Sequoia Vaccines, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable hereafter, of the Company’s Registration Statement on Form S-1 (File No. 333-275352), together with all amendments and exhibits thereto, initially filed with the Commission on November 6, 2023 (the “Registration Statement”).

The Company submits this request for withdrawal because the Company has elected not to pursue the sale of securities pursuant to the Registration Statement at this time. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold or will be sold under the Registration Statement. The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company requests in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account for future use.

Please send copies of the written order granting the withdrawal of the Registration Statement to Dr. Kevin B. Bacon, Chief Executive Officer of the Company, by email at kbacon@sequoiavaccines.com with a copy to the Company’s counsel, Justin Santarosa of Duane Morris LLP, by email at jsantarosa@duanemorris.com. If you have any questions with respect to this matter, please contact Kevin Bacon at kbacon@sequoiavaccines.com.

Sincerely,

Sequoia Vaccines, Inc.

By:	/s/Kevin Bacon
Name:	Dr. Kevin B. Bacon
Title:	Chief Executive Officer